June 12, 2020

VIA EDGAR

Sonia Bednarowski

Justin Dobbie

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	United States Oil Fund, LP

Pre-Effective Amendment No. 7 to Registration Statement on Form S-3 (File No. 333-237750) filed on June 10, 2020 (the “Registration Statement”)

Dear Ms. Bednarowski and Mr. Dobbie:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, United States Oil Fund, LP hereby respectfully requests that the Registration Statement be ordered effective on June 12, 2020, at 9:00 a.m. ET, or as soon thereafter as practicable.

United States Oil Fund, LP

By: United States Commodity Funds LLC,

its General Partner

By: /s/ Daphne G. Frydman

       Daphne G. Frydman

       General Counsel